Filed by NSTAR Pursuant to Rule 425
Under the Securities Act of 1933

Subject Company: NSTAR
Commission File No.: 001-14768

Tuesday, March 13, 2012

NU and NSTAR Reach Comprehensive Merger-Related

Agreement with Connecticut AG and OCC

Utilities agree to rate benefits for customers, enhanced environmental commitments and sustained community support

NU and NSTAR have reached a comprehensive merger-related agreement with the Connecticut Attorney General (AG) and the Office of Consumer Counsel (OCC) that will guarantee substantial customer and environmental benefits.

The settlement agreement calls for a one-time, $25 million rate credit and the freezing of base distribution rates until December 1, 2014, for customers of The Connecticut Light and Power Company (CL&P). It also calls for the investment of another $15 million to be set aside to fund energy efficiency programs for low-income customers and projects associated with the development of electric vehicle infrastructure, microgrids and renewable energy.

CL&P will submit to Connecticut’s Public Utilities Regulatory Authority (PURA) a multi-year plan and cost-recovery mechanism for a $300 million investment in additional resiliency as part of its ongoing effort to improve system performance. CL&P will also forgo recovery of $40 million of the approximately $260 million of storm costs it incurred as a result of two major storms in 2011, and it will defer storm recovery until after the company’s next rate case. Both resiliency spending and storm cost recovery will be subject to review and approval by PURA, as well as normal rate making.

For no less than seven years, NU agreed to maintain principal Board and Executive offices and functions in Hartford, Connecticut, and maintain the headquarters of CL&P, Yankee Gas and NU’s transmission business in Connecticut. The Call Center operations, currently conducted in Windsor, will remain in Connecticut for the same period. CL&P, Yankee Gas and the Northeast Utilities Foundation will maintain their current levels of funding for charitable and community commitments for the same period.

Under the agreement, within 12 months of the merger close, NU will also establish an irrevocable preservation land trust and will work with Connecticut’s Department of Energy and Environmental Protection to explore opportunities to expand public access to NU land for passive recreation where such use is appropriate and consistent with the company’s business activities.

In a unique aspect of the agreement, CL&P will also work with local community colleges to develop a lineworker apprentice program.

“We are pleased to have reached this settlement agreement with the Attorney General and the Office of Consumer Counsel,” said Chuck Shivery. “The agreement will provide constructive and tangible benefits for Connecticut customers and communities.”

“With today’s announcement we move one step closer to completing this important merger,” noted Tom May. “The merger will benefit all of our customers by creating a stronger company that is expected to provide higher service levels and lower costs over the long term.”

The agreement must be approved by the Connecticut PURA. The parties have requested an approval date of April 2, 2012.

Information Concerning Forward-Looking Statements

In addition to historical information, this communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving NSTAR and Northeast Utilities, including future financial and operating results; NSTAR’s and Northeast Utilities’ plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: the risk that NSTAR or Northeast Utilities may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the definitive proxy statement that was filed by NSTAR with the SEC on January 5, 2011 and the Registration Statement on Form S-4 (Registration No. 333-170754) that was filed by Northeast Utilities with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NSTAR’s and Northeast Utilities’ reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither NSTAR nor Northeast Utilities undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger between Northeast Utilities and NSTAR, Northeast Utilities filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-170754) that includes a joint proxy statement of Northeast Utilities and NSTAR that also constitutes a prospectus of Northeast Utilities. Northeast Utilities and NSTAR first mailed the definitive joint proxy statement/prospectus to their respective shareholders, on or about January 5, 2011. Northeast Utilities and NSTAR urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Northeast Utilities’ website (www.nu.com) under the tab “Investors” and then under the heading “Financial/SEC Reports.” You may also obtain these documents, free of charge, from NSTAR’s website (www.nstar.com) under the tab “Investor Relations.”